EXHIBIT 12.1
Oasis Petroleum Inc.
Computation of Ratio of Earnings to Fixed Charges

						Three Months Ended
	Year Ended December 31,					March 31,
	2009(1)	2010	2011	2012	2013	2014
Earnings
Income (loss) before income taxes	(15,209)	13,267	126,179	245,874	363,017	271,472
Add: Fixed charges	1,022	1,522	32,950	73,932	112,282	41,846
Add: Amortization of capitalized interest	--	--	119	671	1,009	284
Less: Capitalized interest	--	--	(3,073)	(3,298)	(4,592)	(1,558)

Total earnings (loss)	(14,187)	14,789	156,175	317,179	471,716	312,044

Fixed charges
Interest expense	912	1,357	29,618	70,143	107,165	40,158
Capitalized interest	--	--	3,073	3,298	4,592	1,558
Rental expense attributable to interest	110	165	259	491	525	130

Total fixed charges	1,022	1,522	32,950	73,932	112,282	41,846

Ratio of earnings (loss) to fixed charges	--	9.72	4.74	4.29	4.20	7.46

(1)
Due to the Company's net pre-tax loss for the year ended December 31, 2009, the ratio coverage was less than 1:1. The Company would have needed additional earnings of $15.2 million for the year ended December 31, 2009 to achieve a coverage of 1:1.